Exhibit 4.4

AMENDMENT TO SEARCHMEDIA HOLDINGS LIMITED

AMENDED AND RESTATED 2008 SHARE INCENTIVE PLAN

On October 18, 2012, the Company’s Board of Directors approved an amendment to Section 3.1(a) of the Plan. On December 14, 2012, the Company’s stockholders approved the following amendment to Section 3.1(a) of the Plan.

“Subject to the provisions of Article 8 and Section 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is 4,500,000.”